Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 14, 2018

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

Re:	Ply Gem Holdings, Inc.
Preliminary Information Statement on Schedule 14C
Filed February 14, 2018
File No. 001-35930

Ladies and Gentlemen:

On behalf of our client, Ply Gem Holdings, Inc., a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 13, 2018 (the “Comment Letter”) relating to the above referenced Preliminary Information Statement on Schedule 14C filed by the Company on February 14, 2018 (the “Preliminary Information Statement”). Set forth below is the response that the Company has asked us to convey in response to the Staff’s comment as set forth in the Comment Letter.

General

1.	Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation you may have to provide additional disclosure on Schedule 13E-3. Refer to Sections 201.01 and 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

The Company respectfully advises the Staff that, after careful consideration of Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the Staff’s guidance in Compliance and Disclosure Interpretations 201.01 and 201.05, the Company determined that the proposed merger among the Company, Pisces Midco, Inc. (“Acquiror”) and Pisces Merger Sub, Inc. (“Merger Sub”) (the “Merger”) does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3 because (for the reasons described below) the Executive Officers (as defined below) and the Board of Directors of the Company (the “Board”) are not affiliates of Acquiror. As used in this response letter, the term “Executive Officers” includes the members of the Company’s executive team, which consists of Gary E. Robinette, Shawn K. Poe, John C. Wayne, John L. Buckley, David N. Schmoll, Art W. Steinhafel and Timothy D. Johnson.

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I.	Applicable Rule; Overview

Rule 13e-3 defines a “Rule 13e-3 transaction” as, among other things, a purchase of any equity security made by the issuer of such security or by an affiliate of such issuer that has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). The rule further defines an “affiliate” of the issuer as a “person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” We note that the element of “control” that is fundamental to the concept of “affiliate” as defined by Rule 13e-3 is dependent upon specific facts and circumstances.

In this situation, the key question, as described in Section II.D.3 of the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline dated November 14, 2000, is whether members of management who are affiliates of the issuer can be considered to be affiliates of the acquiror and hence “on both sides of the transaction,” making the acquiror also an affiliate of the issuer. None of the non-employee directors or the stockholders affiliated with either Caxton-Iseman (Ply Gem), L.P. or Caxton-Iseman (Ply Gem) II, L.P. will own any equity in the Acquiror after the transaction or are affiliated with the Acquiror. The Company’s interpretation of Question 201.01 and Question 201.05, collectively, of the Commission’s Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 (the “13e-3 C&DIs”), indicates that the Commission will generally look to the following factors in determining whether senior management of an issuer is engaged in a “Rule 13e-3 transaction”: (i) the equity participation of management in the acquiror, (ii) the representation of management on the board of directors of the acquiror, (iii) alterations in management’s employment arrangements favorable to management and (iv) increases in the compensation to be received by management. For the reasons outlined below, the Company does not believe that the Executive Officers are affiliates of Acquiror and, therefore, does not believe that the Executive Officers are engaged in a “Rule 13e-3 transaction.”

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II.	Analysis

A.	No material equity participation of Executive Officers in Acquiror or the surviving corporation

The level of equity participation of senior management in the acquiror or surviving corporation is a significant consideration in assessing whether such management could be deemed to control the surviving corporation. In particular, Section 201.06 of the 13e-3 C&DIs indicates that “[w]here there exists a general understanding that a target’s senior management will receive a 20% stake in the surviving company’s equity after the consummation of an acquisition transaction, whether derived from unexecuted documents or otherwise,” the financial buyer could be, directly or indirectly, deemed to be in control of the issuer in advance of the closing of the acquisition. As noted below, no equity participation by the Executive Officers in Acquiror or the surviving corporation has been agreed to between Acquiror and the Executive Officers, and, even if any such participation is later agreed, the Company understands from representatives of Acquiror that the level of such participation would be de minimis and well below such 20% threshold.

Under the terms of the merger agreement (the “Merger Agreement”) among Acquiror, Merger Sub and the Company, all of the Company equity awards will be cashed out and cancelled, unless an alternative arrangement is reached between the equity award holder and the Acquiror. We have been advised by Acquiror that there will be no equity rollover by the Executive Officers in connection with the Merger. As of the date of the filing of the Preliminary Information Statement and as of the date of this response letter, (a) only preliminary, non-binding discussions for a de minimis equity participation have taken place between the Executive Officers and representatives of Acquiror and its affiliates with respect to any potential management equity incentive program and (b) no agreement, arrangement or understanding exists between Acquiror or its affiliates and the Executive Officers regarding the right to invest or participate in the equity of the surviving corporation or Acquiror. If it were determined that the Executive Officers would participate in any management equity incentive program or otherwise acquire equity following the closing of the Merger, any such participation would be on customary terms and any equity acquired would be de minimis – significantly below the 20% threshold indicated in Section 201.06 of the 13e-3 C&DIs – and clearly would not constitute control.

In light of the foregoing, the Company does not believe that the amount of equity in the surviving corporation to be held by the Executive Officers, if any, would be material enough to exercise any meaningful level of control or influence over the surviving corporation. Therefore, the Company does not believe that the potential equity ownership should result in this transaction being deemed a “Rule 13e-3 transaction.”

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B.	Representation of Executive Officers on the board of directors of Acquiror

In addition to the equity participation of management in the Acquiror or the surviving corporation (discussed above), another factor in determining whether senior management of an issuer is engaged in a “Rule 13e-3 transaction” is whether management will be represented on the board of directors of the Acquiror. Prior to entering into the Merger Agreement, Acquiror had no agreement or arrangement with any Executive Officer, and no Executive Officer had any expectation (other than Mr. Robinette (as discussed below)), with respect to serving on the board of directors of Acquiror post-Merger. As described in the press release announcing the transaction, (i) an affiliate of Clayton, Dubilier & Rice (“CD&R”), which is an affiliate of Acquiror, also entered into a definitive agreement to acquire Atrium Windows & Doors, which CD&R intends to combine with the Company, and (ii) there currently exists an understanding between CD&R and Mr. Robinette that Mr. Robinette will serve as the chairman of the board of directors of the “new” combined company. Notwithstanding such understanding, there is no formal agreement between Mr. Robinette and CD&R or any of its affiliates (including Acquiror) as to Mr. Robinette serving on any such board of directors and, unless later formalized, Mr. Robinette will serve at the pleasure of CD&R, who represents the controlling interest in Acquiror and its parent entities, and the Company has been informed by CD&R that none of the other individuals who currently serves on the Board will be a member of the board of directors of the “new” combined company. The Company has also been informed by CD&R that Mr. Robinette will be one of seven directors on the “new” board of directors. Consequently, Mr. Robinette was not, prior to the execution of the Merger Agreement, and will not be in the future, in a position to control Acquiror or the combined company by virtue of his board seat.

In addition, while each Executive Officer other than Mr. Robinette who remains employed by the surviving corporation in a management capacity may be involved in corporate affairs or manage designated corporate areas or operations of the surviving corporation after the Merger, each such Executive Officer will be subject to the direction of the surviving corporation’s board of directors and will serve at the pleasure of such board of directors. Each Executive Officer has a specifically defined and limited area of responsibility with respect to the Company and will have a similarly defined and limited area of responsibility with respect to the surviving corporation. Additionally, the Acquiror has not entered into any agreements or arrangements with any such Executive Officers regarding their serving on the board of directors of either the surviving corporation or Acquiror.

Based on these facts and circumstances, the Company does not believe that Mr. Robinette’s representation on such board of directors alone should result in a determination that Mr. Robinette is an affiliate of the Acquiror or a Schedule 13E-3 filing person in connection with the Merger.

C.	No alterations of employment arrangements of the Executive Officers favorable to the Executive Officers

Another potential factor discussed in the 13e-3 C&DIs is alterations in management’s employment arrangements favorable to management. Although the press release announcing the Merger that was issued by the Company and affiliates of the Acquiror stated that Mr. Robinette would serve as the CEO of the surviving corporation and while it is possible that Mr. Robinette and the other Executive Officers will enter into arrangements with Acquiror or its affiliates regarding employment (and severance arrangements), only preliminary discussions regarding potential ongoing employment agreements or arrangements (and only in a manner that would generally preserve the status quo for the management) have taken place between the Executive Officers, including Mr. Robinette, and representatives of Acquiror but no final or significantly detailed agreements, arrangements or understandings have been reached. In fact, throughout the negotiation of the Merger Agreement with representatives of Acquiror, the Company’s Board prohibited the Executive Officers from discussing any such potential arrangements with Acquiror and its affiliates and the Executive Officers refrained from engaging in any such discussions. As a result, the Company does not believe that any new employment arrangements, if any, to be entered into by the Executive Officers should result in the transaction being deemed a “Rule 13e-3 transaction.”

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D.	No significant increases in compensation for Executive Officers from Acquiror

Other than the right to receive the per-share merger consideration (or payment to cash out equity awards based thereon) as set forth in the Merger Agreement, there are no current agreements, arrangements or understandings under which Executive Officers will receive additional consideration or remuneration from Acquiror in connection with the Merger or otherwise. As a result, the Company does not believe that the contemplated consideration to be received by the Executive Officers should result in the transaction being deemed a “Rule 13e-3 transaction.”

E.	The purposes underlying Rule 13e-3 are not implicated by the proposed Merger

As a general matter, the Company respectfully submits that the Merger is not the type of transaction that Rule 13e-3 is intended to regulate.

It is the Company’s understanding and belief that the Commission adopted Rule 13e-3 to, among other things, help protect unaffiliated security holders, particularly small investors, from overreaching by an issuer’s affiliate in connection with a transaction in which that affiliate stood on both sides of the transaction. In the Commission’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), the Commission stated that “a [Rule 13e-3] transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction.” In that Interpretative Release, the Commission appeared to be concerned that an affiliate standing on both sides of a transaction with the issuer could design the transaction to accommodate the interests of the affiliate rather than (or at the expense of) the issuer’s unaffiliated security holders. Indeed, the need for such protection arose out of the fact that the nature of and methods historically utilized in effecting going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates. This was due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

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In contrast to the circumstances described in the Interpretative Release, and as described in greater detail in the “The Merger—Background of the Merger” section of the Preliminary Information Statement, the negotiations between the Company and Acquiror were at arm’s length, vigorous and conducted under the supervision of the Company’s Board. The Board’s decision to adopt and approve the Merger Agreement, and to recommend its adoption to stockholders, was the culmination of a comprehensive strategic review process to maximize value for the Company’s stockholders. On numerous occasions, the Company’s Board rejected offers from Acquiror and demanded changes in the Merger Agreement and in the amount of the merger consideration. Except as described above, no member of the Company’s Board has connections to, or affiliation with, Acquiror. Other than the meetings described in the “Background of the Merger” section of the Preliminary Information Statement, the Executive Officers did not have any contact with Acquiror prior to the approval of the Merger Agreement by the Company’s Board on January 31, 2018.

The fact that the Executive Officers beneficially owned (as defined in Rule 13d-3 under the Exchange Act) approximately 3.5% of the outstanding shares of common stock of the Company prior to the Company’s entry into the Merger Agreement and the fact that representatives of Acquiror have not entered into any agreements with respect to the terms of the Executive Officers’ employment is strong evidence of the lack of the Executive Officers’ control and general inability to design the transaction to accommodate their personal interests or to further their own personal interests at the expense of the interests of the Company’s stockholders. We believe that the fact that Mr. Robinette and Acquiror have an understanding that Mr. Robinette will serve as chairman of the board of the surviving combined company does not necessitate a determination that Mr. Robinette is a Schedule 13E-3 filing person or an affiliate of Acquiror or that the proposed Merger is a “Rule 13e-3 transaction”. The terms of Mr. Robinette’s chairman of the board of directors position are not formalized and have not been agreed to by Acquiror or Mr. Robinette.

Given the fact that the Merger was negotiated under the supervision of the Company’s Board, and taking into account the Executive Officers’ de minimis equity interest in the surviving company, Acquiror or any affiliate thereof following the Merger and lack of other indicia of control of Acquiror, the Company believes that the present circumstances are not ones in which management is “standing on both sides of the transaction.” The facts and circumstances surrounding the proposed Merger illustrate the absence of any control relationship between Acquiror, on the one hand, and the Company or the Executive Officers, on the other hand, that could give rise to the concerns that Rule 13e-3 was designed to address. For the reasons discussed in this letter, the Company respectfully submits that the proposed Merger is not a “Rule 13e-3 transaction.”

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Should you have any questions regarding the Preliminary Information Statement, please feel free to contact me at (212) 373-3025 or jkennedy@paulweiss.com, or David E. Sobel at (212) 373-3226 or dsobel@paulweiss.com.

Very truly yours,

/s/ John C. Kennedy
John C. Kennedy

cc:	Timothy D. Johnson, Esq.
Tim.Johnson@plygem.com,
Ply Gem Holdings, Inc.

Shawn Poe
Shawn.Poe@plygem.com,
Ply Gem Holdings, Inc.